Exhibit (b)(2)

CASH MANAGEMENT PORTFOLIO
AMENDMENT TO BY-LAWS

April 1, 2011

RESOLVED, that Article II Section 2.2 of the Fund's By-Laws shall be amended to read as follows:

Section 2.2.  Special Meetings.  Special meetings of the Trustees may be held at any time and at any place (including for these purposes, by means of conference telephone circuit, video conferencing or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Declaration) designated in the call of the meeting when called by the Chairman, the President, the Treasurer, two or more Trustees, or by such other persons as the Board may from time to time authorize, sufficient notice thereof as described in Section 2.3 below being given to each Trustee by the Secretary or an Assistant Secretary or by the person calling the meeting.